EXHIBIT 99.1

June 18, 2012

Immediate Report – Class Action Against Pelephone Communications Ltd.

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

On June 18, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone"), regarding a claim and a motion to certify the claim as a class action, that was filed against Pelephone with the Tel Aviv District Court.

According to the plaintiffs, who are Pelephone’s customers, Pelephone sent text messages with  advertisements without obtaining the plaintiffs’ prior consent, violating the rules under Amendment 40 to the Communications Law (Bezeq and Broadcasts), 5742-1982 (Instructions on Sending of “Spam”).  The plaintiffs are seeking monetary relief in the aggregate amount of NIS 455 million.

Pelephone is studying the claim and neither Pelephone nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.